Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On June 14, 2011 a Special Meeting of Shareholders of ING Real Estate Fund, a series of ING Equity Trust, was held at which the shareholders were asked to approve: (1) A new investment advisory agreement for the Fund between ING Investments, LLC, the investment adviser to the Fund, and Clarion Real Estate Securities, LLC, the current and proposed sub-adviser to the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Real	1	28,281,855.499	113,229.132	386,443.654	28,781,528.285
Estate Fund